<u>**Exhibit E**</u>

Financial Statements

INDIA HOME INC.

**Financial Statements
And Supplementary Information**

Years Ended June 30, 2021 and 2020

Harish Hathiwala
Certified Public Accountant

INDIA HOME INC.

June 30, 2021

Table of Contents

HARISH HATHIWALA

Certified Public Accountant

591 Summit Ave, Suite 203
Jersey City, NJ 07306
NJ: (201) 656-2000, (908) 837-9030
NY: (212) 714-1988, Fax: (201) 656-2266

Email: Info@AnjayAccountax.com

Independent Auditor's Report

To
Board of Directors
India Home Inc.
178-36 Weford Terrace
Jamaica, NY 11432

Report on the Financial Statements

We have audited the accompanying financial statements of **India Home Inc**, (a non-profit organization) which comprise the statement of financial position as of June 30, 2021 and June 30, 2020, and the related statements of activities, functional expenses and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **India Home Inc.,** as of June 30, 2021 and June 30, 2020, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Harish Hathiwala, CPA
Jersey City, New Jersey
January 20, 2022

INDIA HOME INC.

June 30, 2021

Financial Statements

3

India Home Inc.
Statements of Financial Position
June 30, 2021

ASSETS		2021		2020
Current Assets:				
Cash & cash equivalents (Note 2)	$	286,511	$	545,061
Grants Receivable (Net of allowance for doubtful accounts				
of $0 for 2021 & $0 for 2020) (Note 2 & 5)		469,531		39,750
Other Current Assets		759		68,450
Total Current Assets		756,801		653,261
Property and Equipment (Note 2 & 4)				
Property, Plant & Equipment (net of acc. depreciation)		1,647,842		10,130
TOTAL ASSETS	$	2,404,643	$	663,391
LIABILITIES AND NET ASSETS				
Current Liabilities:				
Accounts Payable	$	16,466	$	9,968
Payroll Liabilities (Note 13)		21,630		18,047
Accured interest Payable		-		158
NFF Loan (Note 9)		100,000		100,000
Note Payable- Wexford (Note 12)		91,811		-
SBA Loan (Note 11)		3,093		-
LENDonate Loan (Note 10)		-		100,000
PPP Loan (Note 8)		96,200		57,400
Total Current Liabilities		329,200		285,573
Long Term Liabilities:				
Loans-Minibus		2,000		2,000
Loan Payable-FJC (Note 7)		1,500,000		-
SBA Loan (Note 11)		146,401		150,000
Total Long Term Liabilities		1,648,401		152,000
TOTAL LIABILITIES	$	1,977,601	$	437,573
Net Assets:				
Net Assets (deficit)-with Donor Restricitons		-		-
Net Assets (deficit)-without Donor Restricitons		427,042		225,818
Total Net assets	$	427,042	$	225,818
TOTAL LIABILITIES AND NET ASSETS (DEFICIT)	$	2,404,643	$	663,391

See accompanying notes to financial statements and independent auditor's report

4

India Home Inc.
Statements of Activities and Changes in Net Assets
For the Years Ended June 30, 2021 and 2020

	2021	**2020**
Changes in Unrestricted Net Assets		
Revenues and Support		
Government Grants	1,000,325	540,503
ERC Grant (Note 6)	163,999	-
Foundation Grants	121,327	244,171
Contributions	51,461	49,147
Fundraising Income	2,999	29,995
Interest Income	41	22
Other Income	57,400	10,000
Total Revenues	1,397,552	873,838
Expenses:		
Program Expenses	1,029,582	762,855
General & Administrative Expenses	163,120	39,246
Fundraising Expenses	1,026	7,041
Capital Grant Expenses	2,600	14,300
Total Expenses	1,196,328	823,442
Increase/(Decrease) in net assets (without donor restriction)	201,224	50,396
Net Assets, beginning of year, as stated (without donor restriction)	225,818	175,422
Net Assets - End of the year (without donor restriction)	427,042	225,818

See accompanying notes to financial statements and independent auditor's report

5

Harish Hathiwala
Certified Public Accountant

India Home Inc.

Statements of Cash Flows
June 30, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Change in Net Assets	$ 201,224	$ 50,396
Adjustment to reconcile change in net asset to net cash provided by operating activities:		
Depreciation and Amortization	37,102	911
Chang in Operating Assets and Liabilities:		
(Increase)/Decrease in other Asset	67,691	(500)
(Increase)/Decrease in Grant & other Accounts Receivables	(429,781)	38,882
Increase/(Decrease) in Accounts Payable & Accrued Expenses	6,497	(13)
Increase/(Decrease) in Accrued Payroll and Taxes	3,584	8,222
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(113,683)	97,898
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipts (payments) for Property, Plant & Equipment	(1,674,814)	(5,385)
NET CASH USED IN INVESTING ACTIVITIES	**(1,674,814)**	**(5,385)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Receipts/(payments) for Loans	$ 1,529,947	$ 407,400
NET CASH USED IN FINANCING ACTIVITIES	**1,529,947**	**407,400**
NET INCREASE (DECREASE) IN CASH	**(258,550)**	**499,913**
Cash and Cash Equivalents at the beginning of the year	545,061	45,148
Cash and Cash Equivalents at the end of the year	$ **286,511**	$ **545,061**

Required Disclosures:

Cash paid for Interest during the year is $88,695

Cash paid for Federal Income tax is $0.

See accompanying notes to financial statements and independent auditor's report

6

Harish Hathiwala
Certified Public Accountant

India Home Inc.

Statements of Functional Expenses
June 30, 2021 and 2020

Particulars	JUNE 30, 2021						2020
	Program Services	General & Administration Expenses	Capital Grant Expenses	Fund raising Expenses	Total		Total
Bank Charges		$ 118			$	118	$ 157
Capital Grant Expenses			$ 2,600		$	2,600	$ 14,300
Cleaning		$ 4,212			$	4,212	$ 4,163
Conference & Meetings		$ 430			$	430	$ 396
Consultancy	79,264	7,939			$	87,203	44,010
Depreciation	24,735	12,367			$	37,102	911
Donations		1,115			$	1,115	1,730
Dues and Subscription		1,613			$	1,613	2,845
Event Expenses	248				$	248	4,957
Fundraising Expenses				1,026	$	1,026	7,041
Interest	59,130	29,565			$	88,695	4,853
Insurance	14,972	7,486			$	22,458	12,563
Meals	221,631				$	221,631	146,755
Office Expenses		2,537			$	2,537	8,123
Program Expenses	209,482	5,588			$	215,070	15,416
Rent	38,088				$	38,088	104,080
Salary and Benefits	350,080	79,964			$	430,044	416,326
Supplies	3,731				$	3,731	4,278
Telephone and Communication	6,568	3,284			$	9,852	10,765
Travel/Transporatation	4,861	2,431			$	7,292	8,720
Utilities	$ 8,942	$ 4,471			$	13,413	$ 5,303
Yoga	$ 7,850				$	7,850	$ 5,750
Total Expenses	$1,029,582	$ 163,120	$ 2,600	$ 1,026	$ 1,196,328		$ 823,442

See accompanying notes to financial statements and independent auditor's report

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

1. **Description of Organization**

   India Home Inc. ("Organization") is a nonprofit organization dedicated to addressing the needs of the Indian and larger South Asian senior immigrant community. Started in 2007 by a group of healthcare professionals. India Home provides social, psychological, recreational, and spiritual services in a culturally sensitive environment. The company raises funds through organizing events, corporate and individual donations and grants.

   Description of Program and Supporting Services

   The following program and supporting services are included in the accompanying financial statements:

   India Home is a non-profit organization founded to serve South Asian older adults in NYC. The mission of India Home is to improve the quality of life for South Asian older adults by providing quality care in a culturally appropriate environment. We typically serve more than 250 older adults (age 60+) on a regular basis across Queens borough through senior center programs, congregate meals, Yoga/physical therapy, case management, creative ageing programs, the celebration of birthdays and festivals, community mental health programs, recreational activities, and advocacy.

   Recreational activities: India Home organizes trips and events to meet its purpose of social, psychological, recreational, and spiritual services in a culturally sensitive environment.

   Health: India Home organizes programs for physical therapy services and Yoga classes.

2. **Significant Accounting Policies**

   Basis of Accounting

   The Organization prepares its financial statements in accordance with Generally Accepted Accounting Principles promulgated in the United States of America (U.S. GAAP) for NFPs. The significant accounting and reporting policies used by the organizations are described subsequently to enhance the usefulness and understandability of the financial statements.

   Basis of Presentation

   The financial statements report net assets and changes in net assets in two classes that are based upon the existence or absence of restrictions on use that are placed by its donors, as follows:

8

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

Net assets without donor restrictions

Net assets that are not subject to donor-imposed restrictions and may be expended for any purpose in performing the primary objectives of the Organization. The Board may designate assets without restrictions for specific operational purposes from time to time.

Net assets with donor restrictions

Net assets subject to stipulations imposed by donors and grantors. Some donor restrictions are temporary in nature; those restrictions will be met by actions of the Organization or by the passage of time. Other donor restrictions are perpetual in nature, where by the donor has stipulated the funds be maintained in perpetuity.

All revenues and net gains are reported as increases in net assets without donor restrictions in the statement of activities unless the use of the related resources is subject to temporary or permanent donor restrictions. All expenses and net losses other than losses on endowment investments are reported as decreased in net assets without donor restrictions. Net losses on endowment investments reduce net assets with donor restrictions to the extent that net gains of the fund from prior years are unspent and classified there; remaining losses are classified as decreases in net assets without donor restrictions. If an endowment fund has no net gains from prior years, such as when a fund is newly established, net losses are classified as decreases in net assets without donor restrictions. There are no net assets with donor restrictions at June 30, 2021 and 2020.

Grant Receivable

Grant receivables are primarily unsecured non-interest-bearing amounts due from grantors on cost reimbursement or performance grant basis. Grant receivable that are expected to be collected within one year are recorded after the service is rendered or when cost is incurred. Management believes that all outstanding grants receivables are collectible in full; however, an allowance for uncollectible receivables has been provided and adjusted annually.

Revenue recognition in accordance with ASU 2018-08

The Organization records program fees receivables and revenue when earned based on the established third-party reimbursement rates for services provided.

Contributions are recognized at the earlier of when cash is received or at the time a pledge becomes unconditional in nature. Contributions are recorded in the net asset classes referred to above depending on the existence and/or nature of any donor-imposed restriction. When a restriction expires, that is, when a stipulated time restriction ends, or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions. If donor restricted contributions are satisfied in the same period they were received, they are classified as without donor restrictions.

9

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

Revenue recognition in accordance with ASU 2018-08 (Continued)

Contributions expected to be received within one year are recorded at net realizable value. Long-term pledges are recorded at fair value, using risk-adjusted present value techniques. Conditional contributions are recognized as income when the conditions have been substantially met.

Management assesses the collectability of all outstanding receivables based upon historical trends and experience with donors. Based on that review, management has concluded that all receivables are collectible. As such, no allowance for uncollectible accounts was deemed necessary.

Gifts-in Kind Contributions

The organization periodically receives contributions in a form other than cash or investments. If the organization receives a contribution of land, buildings or equipment, the contributed asset is recognized as an asset at its estimated fair value at the date of gift, provided that the value of the asset and its estimated useful life meets the organization's capitalization policy. Donated use of facilities is reported as contributions and as expenses at the estimated fair value of similar space for rent under similar condition. If the use of the space is promised unconditionally for a period greater than one year, the contributions is reported as contribution and an unconditional promise to give at the date of gift, and the expenses is reported over the term of use. Donated supplies are recorded as contributions at the date of gift and are expensed when the donated items are placed in service or distributed.

Cash Equivalent

Cash are short term, interest bearing, and highly liquid investments with original maturities of three months or less, unless the investments are held for meeting restrictions of a capital or endowment nature. Cash equivalents at June 30, 2021 and 2020 are $286,511 and $545,061 respectively.

Concentration of Credit and Investment Risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash accounts and money placements in financial institutions, which from time to time, exceed the Federal depository insurance coverage limit and the Securities investor protection coverage limit, respectively. The Company maintains its cash balances and money placements at financial institutions in New York. The accounts at these institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in June 30, 2021 and 2020 for cash balances.

10

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

Tax Status

India Home is a non-for-profit organization that is exempt from income taxes under Section 501(c)(3) of the Internal Revenue Code, they also have been classified as an entity that is not a private foundation within the meaning of Section 509(a). Accordingly, charitable contributions to India Home are tax deductible contributions. However, any income from certain activities not directly related to the organization's tax-exempt purpose would be subject to taxation as unrelated business income. There was no unrelated business income for the year ended June 30, 2021.

The tax effect from an uncertain tax position is recognized in the financial statements only if the position is more likely than not to be sustained on audit, based upon the technical merits of the position. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Management has applied the standard to all tax positions for which the statute of limitations remained open and there was no material effect on the financial statements.

India Home files income tax returns in the U.S. Federal jurisdiction and in New York and is generally no longer subject to U.S. Federal and New York income tax examinations by tax authorities for years before June 30, 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and the reported amounts of assets and liabilities at the date of the financial statements. On an ongoing basis, the organization's management evaluates the estimates and assumptions based upon historical experience and various other factors and circumstances. The organization's management believes that the estimates and assumptions are reasonable in the circumstances; however, the actual results could differ from those estimates.

Property, Plant and Equipment

Property, Plant and Equipment are reported in the statement of financial position at cost, if purchased, and at fair value at the date of gift, if donated, less accumulated depreciation. All land and buildings are capitalized. Equipment is capitalized if cost is material and useful life is more than one year. Repairs and maintenance that do not significantly increase the useful life of the asset are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

11

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

Property, Plant and Equipment (Continued)

Equipment	5 years
Furniture & Fixtures	7 years
Building	40 years

Property, Plant and equipment are reviewed for impairment when a significant change in the asset's use or another indicator of possible impairment is present. No impairment losses were recognized in the financial statements in the current period. However, fully depreciated assets were written off.

Expense Recognition and Allocation

The cost of providing the organization's programs and other activities is summarized on a functional basis in the statement of activities and statement of functional expenses. Expenses that can be identified with a specific program, management and general, and fundraising costs are charged directly to that program, management and general, and fundraising costs. Costs common to multiple functions have been allocated among the various functions benefited.

Management and general expenses included those costs that are not directly identifiable with any specific program, but which provide for the overall support and direction of the organization.

Expense Recognition and Allocation (Continued)

Fundraising costs are expensed as incurred, even though they may result in contributions received in future years. The organization generally does not conduct its fundraising activities in conjunction with its other activities. In the few cases in which it does, such as when the annual report or donor acknowledgements contain requests for contributions, joint costs have been allocated between fundraising and management and general expenses in accordance with standards for accounting for costs of activities that include fundraising. Additionally, advertising costs are expensed as incurred.

Fair Value of Financial Instruments

The Organization's financial instruments consist primarily of cash, accounts receivable and accounts payable. These balances, as presented in the financial statements as of June 30, 2021 and 2020, approximate their fair market value because of their short maturities.

Reclassifications

Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

3. Basis for presentation of Prior Years Financial Statement

The components which make up the financial statements of the prior years were presented in some cases in a different order, combined with another natural classification (e.g., Statement of Functional Expenses) and or stayed the same. These presentation adjustments were made in an effect to allow for comparative financial statements.

4. Property, Plant and Equipment

As of June 30, the balance consists of:

	2021	2020
Furniture and Equipment	11,041	11,041
Building	1,674,814	-
Subtotal	1,685,855	11,041
Less: Accumulated Depreciation and Amortization	(38,013)	(911)
Total	1,647,842	10,130

5. Grant Receivable
Grant receivable consist following as of June 30, 2021 and 2020:

	Total	
	2021	2020
DFTA Grant Receivable	26,010	-
DYCD Grant Receivable	42,000	
Contribution Receivable	5,000	
ERC Grant Receivable (Note 6)	163,999	
HHCT2 Grant Receivable	150,000	-
DOHMH Receivable	17,772	3,500
NYC Census Grant Receivable	31,000	25,000
TRIE Grant Receivable	10,000	-
NYS Grant Receivable	23,750	11,250
Total	469,531	39,750

6. ERC Grant

Laws and regulations concerning government programs, including the Employee Retention Credit established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act, are complex and subject to varying interpretations. Claims made under the CARES Act may also be subject to retroactive audit and review. There can also be no assurance that regulatory authorities will not challenge the Organization's claim to the ERC, and it is not

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

6. ERC Grant (Continued)

possible to determine the impact (if any) this would have upon the Organization. The organization has applied for ERC on December 17, 2021 for an amount of $163,999 for the period April, 2020 to June 30, 2021. The amount of $163,999 has been recognized as grant income and ERC Grant receivable as of June 30, 2021.

7. FJC Loan

The company has entered into an agreement with FJC (Foundation of Philanthropic Funds) on August 4, 2020 for acquisition of condominium office space at Wexford Terrace, NY for a sum of $1,500,000 for at floating interest rate of the prime rate plus 3% as published in The Wall Street Journal from time to time, monthly on the unpaid principal amount. The loan and unpaid interest shall be payable upon the earlier of the company's receipt of grant of city capital funds from the New York City, administered through the New York City Economic Development Corporation (EDC), for the project or 3 years from the date of loan. The loan payable is as follows.

Year Ending June 30:	
2022	$0
2023	$0
2024	$1,500,000

8. PPP (Paycheck Protection Program) Loan

PPP Loan consists of government grants administered by the Small Business Administration (SBA). The organization was approved for a Paycheck Protection Program loan of $57,400 on May 14, 2020, through the Coronavirus Aid, Relief, and Economic Security Act and administered by the SBA. This loan may be forgiven up to the full amount if requirements set by the Small Business Administration are met. The Company applied for forgiveness with the lender on February 10, 2021 and received forgiveness of $57,400 from the SBA on March 3, 2021. The amount of loan forgiveness is presented as a component of other income on the statement of activities.

The company obtained a $96,200 loan from Ready Cap Lending LLC under the PPP in March 2021. The promissory note provides for interest at 1% p.a, The PPP Flexibility Act of 2020 delayed repayment of principal and interest until the date that the forgiveness amount is remitted to the lender by the SBA. Under the terms of the PPP, up to 100% of the loan (and related interest) may be forgiven if the proceeds are used for covered expenses and certain other requirements related to wage rates and maintenance of full-time equivalents are met. The Company applied for forgiveness with the lender on November 15, 2021 and, based on guidance as of January 20, 2022, expects to achieve full forgiveness of the loan and accrued interest. The short-term portion of the loan is $96,200 at June 30, 2021 under the terms of the loan.

14

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

8. PPP (Paycheck Protection Program) Loan (Continued)

The SBA may undertake a review of a loan of any size during the six-year period following forgiveness or repayment of the loan. The review may include the loan forgiveness application, as well as whether the Company received the proper loan amount. The timing and outcome of any SBA review is not known.

9. NFF (Nonprofit Finance Fund) Loan

The company has entered into an agreement with Nonprofit Finance Fund (NFF) on January 24, 2020 to secure working capital loan to support its operations due to COVID-19 pandemic for a sum of $100,000 for at 0% interest rate payable in 3 equal quarterly payments commencing December 24, 2021 until June 24, 2022. The loan payable is as follows.

Year Ending June 30:	
2022	$100,000

10. LENDonate Loan

The company has entered into an agreement with LENDonate CA LLC on April 29, 2020 to against the collateral of JP Morgan Chase Bank account number 3615561683 for a sum of $100,000 at 4% interest rate payable monthly. This loan was repaid in full on March 4, 2021.

11. SBA (Small Business Administration) Loan

The organization was approved for a Small Business Administration (SBA) loan of $150,000 under Section 7(b) of the Small Business Act, as amended, a loan (SBA Loan#8177807403) on May 18, 2020. The loan accrues interest at 2.75% per annum from the date of loan advances. The repayment of Principal and interest of $641 monthly will begin 12 months from date of the loan and will be payable in 30 years from the date of the agreement. The Loan payable is $149,494 as of June 30, 2021, including current portion of $3,093. The loan payable for next five years is as follows

Year Ending June 30:	
2022	$3,093
2023	$3,190
2024	$3,291
2025	$3,394
2026	$3,501
Thereafter	$133,025

15

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

12. Note Payable-Wexford

The organization has signed promissory note with Likhon @Jamaica Estates LLC for for acquisition of condominium office space at Wexford Terrace, NY for a sum of $91,811 at 0% interest rate personally guaranteed by Vasundhara Kalasapudi, MD and payable as soon as the commercial elevator violation is removed for premises or as soon as the organization receives the grant from NYC for purchasing this property, whichever comes first. The Note payable is $91,811 as of June 30, 2021.

13. Accrued Payroll and Vacation payable

Accrued payroll and related payroll tax amounted to $21,630 and $18,047 as of June 30, 2021 and 2020 respectively.

The balance for vacation payable was not accrued. India Home Inc.'s management does not consider it to be material amount, as most employees take their vacation by fiscal year end.

14. Lease Commitments

a. <u>Office Lease:</u> The terms of the agreement provide for an escalation clause that adjusts annual base rentals. GAAP requires scheduled rent increases resulting from the escalation of base rentals be recorded as liability and amortized ratably so as to record rent expense on a straight-line basis over the term of the office lease agreement.

i) In January 2020, the Organization entered into a lease for office and program space with Jamaica Muslim Center Inc. Rent payments commenced in January 1, 2020. The lease is an operating lease and is to end on December 31, 2022. As of June 30, 2021, the minimum aggregate annual rentals are as follows:

Year Ending June 30:	
2022	$40,200
2023	$20,100

Total rent and related expenses charged to operations for the year ended June 30, 2020 was $33,000.

14. Subsequent Event

Management evaluated potential subsequent events to the balance sheet date of June 30, 2021 through the date that the financial statements were available to be issued January 20, 2022. The Management has determined there are no subsequent events that require recognition or disclosure in these financial statements.

16

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2021 and 2020

15. COVID-19

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses including religious organizations. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the association operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and business affected by the coronavirus pandemic.

As of June 30, 2021, the global pandemic is still ongoing. Management continues to monitor the results of operations to evaluate the economic impact of the pandemic on the Project. The Organization is not able to estimate the length or severity of this outbreak and the related financial impact. Additionally, management continues to pursue federal, state and local grants and resources to mitigate the potential negative impacts of the pandemic on operations.

16. Availability and Liquidity

The Organization maintains cash on hand to be available for its general expenditures, liabilities, and other obligations for on-going operations. As part of its liquidity management plan, the Organization relies on earned income and investment income to fund its operations and program activities.

Financial assets at year end	
Cash and cash equivalents	286,511
Accounts Receivable	469,531
Other Receivable	759
Financial assets available to meet cash needs for general expenditures within one year	756,801

As of June 30, 2021, there are no internal or external limits imposed on the Organization's financial assets.

17

INDIA HOME INC.

**Financial Statements
And Supplementary Information**

Years Ended June 30, 2020 and 2019

Harish Hathiwala
Certified Public Accountant

INDIA HOME INC.

June 30, 2020

Table of Contents

Harish Hathiwala
Certified Public Accountant

Certified Public Accountant
Email: Info@AnjayAccountax.com

591 Summit Ave, Suite 203
Jersey City, NJ 07306
NJ: (201) 656-2000, (908) 837-9030
NY: (212) 714-1988, Fax: (201) 656-2266

Independent Auditor's Report

To
Board of Directors
India Home Inc.
69-55 260th Place
Glen Oaks, NY 11004

Report on the Financial Statements

We have audited the accompanying financial statements of **India Home Inc**, (a non-profit organization) which comprise the statement of financial position as of June 30, 2020 and June 30, 2019, and the related statements of activities, functional expenses and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **India Home Inc.,** as of June 30, 2020 and June 30, 2019, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Prior Period financial Statements

The financial statements of the organization as of June 30, 2019 were audited by other auditors whose report dated April 17, 2020, expressed an unqualified opinion on those statements.

Harish Hathiwala, CPA
Jersey City, New Jersey
March 31, 2021

INDIA HOME INC.

June 30, 2020

Financial Statements

India Home Inc.
Statements of Financial Position
June 30, 2020

ASSETS		2020		2019
Current Assets:				
Cash & cash equivalents (Note 2)	$	545,061	$	45,148
Grants Receivable (Net of allowance for doubtful accounts of $0 for 2020 & $0 for 2019) (Note 2 & 4)		39,750		78,632
Deposits		68,450		67,950
Total Current Assets		653,261		191,730
Property and Equipment (Note 2 & 5)				
Property, Plant & Equipment (net of acc. depreciation)		10,130		5,656
TOTAL ASSETS	$	663,391	$	197,386
LIABILITIES AND NET ASSETS				
Current Liabilities:				
Accounts Payable	$	9,968	$	10,140
Payroll Liabilities (Note 6)		18,047		9,824
Accured interest Payable		158		
LENDonate Loan (Note 10)		100,000		-
PP Loan (Note 7)		57,400		-
Total Current Liabilities		185,573		19,964
Long Term Liabilities:				
Loans-Minibus		2,000		2,000
NFF Loan (Note 8)		100,000		-
SBA Loan (Note 9)		150,000		-
Total Long Term Liabilities		252,000		2,000
TOTAL LIABILITIES	$	437,573	$	21,964
Net Assets:				
Net Assets (deficit)-with Donor Restsricitons		-		-
Net Assets (deficit)-without Donor Restsricitons		225,818		175,422
Total Net assets	$	225,818	$	175,422
TOTAL LIABILITIES AND NET ASSETS (DEFICIT)	$	663,391	$	197,386

See accompanying notes to financial statements and independent auditor's report

4

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Statements of Activities and Changes in Net Assets
For the Years Ended June 30, 2020 and 2019

	2020	2019
Changes in Unrestricted Net Assets		
Revenues and Support		
Government Grants	540,503	449,000
Foundation Grants	244,171	57,220
Contributions	49,147	59,897
Fundraising Income	29,995	215,134
Interest Income	22	25
Other Income	10,000	
Total Revenues	873,838	781,276
Expenses:		
Program Expenses	762,855	570,414
General & Administrative Expenses	39,246	42,426
Fundraising Expenses	7,041	51,884
Capital Grant Expenses	14,300	-
Total Expenses	823,442	664,724
Increase/(Decrease) in net assets (without donor restriction)	50,396	116,551
Net Assets, beginning of year, as stated (without donor restriction)	175,422	58871
Net Assets - End of the year (without donor restriction)	225,818	175,422

See accompanying notes to financial statements and independent auditor's report

5

India Home Inc.

Statements of Cash Flows
June 30, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Change in Net Assets	$ 50,396	$ 116,551
Adjustment to reconcile change in net asset to net cash provided by operating activities:		
Depreciation and Amortization	911	-
Chang in Operating Assets and Liabilities:		
(Increase)/Decrease in other Asset	(500)	(49,950)
(Increase)/Decrease in Grant & other Accounts Receivables	38,882	45,236
Increase/(Decrease) in Accounts Payable & Accrued Expenses	(13)	(17,938)
Increase/(Decrease) in Accrued Payroll and Taxes	8,222	(41,149)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	97,898	52,749
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipts (payments) for Property, Plant & Equipment	(5,385)	(5,656)
NET CASH USED IN INVESTING ACTIVITIES	**(5,385)**	**(5,656)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Receipts/(payments) for Loans	$ 407,400	$ (8,000)
NET CASH USED IN FINANCING ACTIVITIES	**407,400**	**(8,000)**
NET INCREASE (DECREASE) IN CASH	**499,913**	**39,093**
Cash and Cash Equivalents at the beginning of the year	45,148	6,055
Cash and Cash Equivalents at the end of the year	**$ 545,061**	**$ 45,148**

Required Disclosures:

Cash paid for Interest during the year is $4,853

Cash paid for Federal Income tax is $0.

See accompanying notes to financial statements and independent auditor's report

6

Harish Hathiwala
Certified Public Accountant

India Home Inc.

Statements of Functional Expenses
June 30, 2020 and 2019

	JUNE 30, 2020					2019
Particulars	**Program Services**	**General & Administration Expenses**	**Capital Grant Expenses**	**Fund raising Expenses**	**Total**	**Total**
Bank Charges		$ 157			$ 157	$ 1,444
Capital Grant Expenses			$ 14,300		$ 14,300	
Cleaning		$ 4,163			$ 4,163	$ 1,358
Conference & Meetings		$ 396			$ 396	$ -
Consultancy	44,010				$ 44,010	28,187
Depreciation		911			$ 911	-
Donations		1,730			$ 1,730	-
Dues and Subscription		2,845			$ 2,845	770
Event Expenses	4,957				$ 4,957	24,887
Fundraising Expenses				7,041	$ 7,041	51,884
Interest		4,853			$ 4,853	4,232
Insurance	12,563				$ 12,563	15,848
Meals	146,755				$ 146,755	124,884
Office Expenses		8,123			$ 8,123	11,341
Program Expenses	15,416				$ 15,416	9,211
Rent	104,080				$ 104,080	48,621
Salary and Benefits	416,326				$ 416,326	287,019
Supplies	4,278				$ 4,278	7,446
Telephone and Communication		10,765			$ 10,765	11,350
Travel/Transporatation	8,720				$ 8,720	10,780
Temporary help					$ -	12,979
Utilities		$ 5,303			$ 5,303	$ 6,183
Yoga	$ 5,750				$ 5,750	$ 6,300
Total Expenses	$ 762,855	$ 39,246	$ 14,300	$ 7,041	$ 823,442	**$ 664,724**

See accompanying notes to financial statements and independent auditor's report

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

1. **Description of Organization**

   India Home Inc. is a nonprofit organization dedicated to addressing the needs of the Indian and larger South Asian senior immigrant community. Started in 2007 by a group of healthcare professionals. India Home provides social, psychological, recreational, and spiritual services in a culturally sensitive environment. The company raises funds through organizing events, corporate and individual donations and grants.

   Description of Program and Supporting Services

   The following program and supporting services are included in the accompanying financial statements:

   India Home is a non-profit organization founded to serve South Asian older adults in NYC. The mission of India Home is to improve the quality of life for South Asian older adults by providing quality care in a culturally appropriate environment. We typically serve more than 250 older adults (age 60+) on a regular basis across Queens borough through senior center programs, congregate meals, Yoga/physical therapy, case management, creative ageing programs, the celebration of birthdays and festivals, community mental health programs, recreational activities, and advocacy.

   Recreational activities: India Home organizes trips and events to meet its purpose of social, psychological, recreational, and spiritual services in a culturally sensitive environment.

   Health: India Home organizes programs for physical therapy services and Yoga classes.

2. **Significant Accounting Policies**

   Basis of Accounting

   The Organization prepares its financial statements in accordance with Generally Accepted Accounting Principles promulgated in the United States of America (U.S. GAAP) for NFPs. The significant accounting and reporting policies used by the organizations are described subsequently to enhance the usefulness and understandability of the financial statements.

   Basis of Presentation

   The financial statements report net assets and changes in net assets in two classes that are based upon the existence or absence of restrictions on use that are placed by its donors, as follows:

8

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

Net assets without donor restrictions

Net assets that are not subject to donor-imposed restrictions and may be expended for any purpose in performing the primary objectives of the Organization. The Board may designate assets without restrictions for specific operational purposes from time to time.

Net assets with donor restrictions

Net assets subject to stipulations imposed by donors and grantors. Some donor restrictions are temporary in nature; those restrictions will be met by actions of the Organization or by the passage of time. Other donor restrictions are perpetual in nature, where by the donor has stipulated the funds be maintained in perpetuity.

All revenues and net gains are reported as increases in net assets without donor restrictions in the statement of activities unless the use of the related resources is subject to temporary or permanent donor restrictions. All expenses and net losses other than losses on endowment investments are reported as decreased in net assets without donor restrictions. Net losses on endowment investments reduce net assets with donor restrictions to the extent that net gains of the fund from prior years are unspent and classified there; remaining losses are classified as decreases in net assets without donor restrictions. If an endowment fund has no net gains from prior years, such as when a fund is newly established, net losses are classified as decreases in net assets without donor restrictions. There are no net assets with donor restrictions at June 30, 2020 and 2019.

Grant Receivable

Grant receivables are primarily unsecured non-interest-bearing amounts due from grantors on cost reimbursement or performance grant basis. Grant receivable that are expected to be collected within one year are recorded after the service is rendered or when cost is incurred. Management believes that all outstanding grants receivables are collectible in full; however, an allowance for uncollectible receivables has been provided and adjusted annually.

Revenue recognition

The Organization records program fees receivables and revenue when earned based on the established third-party reimbursement rates for services provided.

Contributions are recognized at the earlier of when cash is received or at the time a pledge becomes unconditional in nature. Contributions are recorded in the net asset classes referred to above depending on the existence and/or nature of any donor-imposed restriction. When a restriction expires, that is, when a stipulated time restriction ends, or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions. If donor restricted contributions are satisfied in the same period they were received, they are classified as without donor restrictions.

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

Revenue recognition (Continued)

Contributions expected to be received within one year are recorded at net realizable value. Long-term pledges are recorded at fair value, using risk-adjusted present value techniques. Conditional contributions are recognized as income when the conditions have been substantially met.

Management assesses the collectability of all outstanding receivables based upon historical trends and experience with donors. Based on that review, management has concluded that all receivables are collectible. As such, no allowance for uncollectible accounts was deemed necessary.

Gifts-in Kind Contributions

The organization periodically receives contributions in a form other than cash or investments. If the organization receives a contribution of land, buildings or equipment, the contributed asset is recognized as an asset at its estimated fair value at the date of gift, provided that the value of the asset and its estimated useful life meets the organization's capitalization policy. Donated use of facilities is reported as contributions and as expenses at the estimated fair value of similar space for rent under similar condition. If the use of the space is promised unconditionally for a period greater than one year, the contributions is reported as contribution and an unconditional promise to give at the date of gift, and the expenses is reported over the term of use. Donated supplies are recorded as contributions at the date of gift and are expensed when the donated items are placed in service or distributed.

New Pronouncements

On June 21, 2018, FASB issued ASU No. 2018-08, *Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made*. The ASU which becomes effective for the June 30, 2020 year, provides guidance on whether a receipt from a third-party resource provider should be accounted for as a contribution (nonreciprocal transactions) within the scope of Topic 958, Not-for-Profit Entities, or as an exchange (reciprocal) transaction.

In addition, FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*. The ASU, which becomes effective for the June 30, 2020 year, focuses on a principle-based model. It highlights the identification of performance obligations of the contract, determining the price and allocating that price to the performance obligation so that revenue is recognized as each performance obligation is satisfied.

The Organization is in the process of evaluating the impact these standards will have on future financial statements.

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

Cash Equivalent

Cash are short term, interest bearing, and highly liquid investments with original maturities of three months or less, unless the investments are held for meeting restrictions of a capital or endowment nature. Cash equivalents at June 30, 2020 and 2019 are $545,061 and $45,148 respectively.

Concentration of Credit and Investment Risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash accounts and money placements in financial institutions, which from time to time, exceed the Federal depository insurance coverage limit and the Securities investor protection coverage limit, respectively. The Company maintains its cash balances and money placements at financial institutions in New York. The accounts at these institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in June 30, 2020 and 2019 for cash balances.

Tax Status

India Home is a non-for-profit organization that is exempt from income taxes under Section 501(c)(3) of the Internal Revenue Code, they also have been classified as an entity that is not a private foundation within the meaning of Section 509(a). Accordingly, charitable contributions to India Home are tax deductible contributions. However, any income from certain activities not directly related to the organization's tax-exempt purpose would be subject to taxation as unrelated business income. There was no unrelated business income for the year ended June 30, 2020.

The tax effect from an uncertain tax position is recognized in the financial statements only if the position is more likely than not to be sustained on audit, based upon the technical merits of the position. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Management has applied the standard to all tax positions for which the statute of limitations remained open and there was no material effect on the financial statements.

India Home files income tax returns in the U.S. Federal jurisdiction and in New York and is generally no longer subject to U.S. Federal and New York income tax examinations by tax authorities for years before June 30, 2016.

11

Harish Hathiwala
Certified Public Accountant

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and the reported amounts of assets and liabilities at the date of the financial statements. On an ongoing basis, the organization's management evaluates the estimates and assumptions based upon historical experience and various other factors and circumstances. The organization's management believes that the estimates and assumptions are reasonable in the circumstances; however, the actual results could differ from those estimates.

Property, Plant and Equipment

Property, Plant and Equipment are reported in the statement of financial position at cost, if purchased, and at fair value at the date of gift, if donated, less accumulated depreciation. All land and buildings are capitalized. Equipment is capitalized if cost is material and useful life is more than one year. Repairs and maintenance that do not significantly increase the useful life of the asset are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Equipment	5 years
Furniture & Fixture	7 years

Property, Plant and equipment are reviewed for impairment when a significant change in the asset's use or another indicator of possible impairment is present. No impairment losses were recognized in the financial statements in the current period. However, fully depreciated assets were written off.

Expense Recognition and Allocation

The cost of providing the organization's programs and other activities is summarized on a functional basis in the statement of activities and statement of functional expenses. Expenses that can be identified with a specific program, management and general, and fundraising costs are charged directly to that program, management and general, and fundraising costs. Costs common to multiple functions have been allocated among the various functions benefited.

Management and general expenses included those costs that are not directly identifiable with any specific program, but which provide for the overall support and direction of the organization.

12

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

Expense Recognition and Allocation (Continued)

Fundraising costs are expensed as incurred, even though they may result in contributions received in future years. The organization generally does not conduct its fundraising activities in conjunction with its other activities. In the few cases in which it does, such as when the annual report or donor acknowledgements contain requests for contributions, joint costs have been allocated between fundraising and management and general expenses in accordance with standards for accounting for costs of activities that include fundraising. Additionally, advertising costs are expensed as incurred.

Fair Value of Financial Instruments

The Organization's financial instruments consist primarily of cash, accounts receivable and accounts payable. These balances, as presented in the financial statements as of June 30, 2020 and 2019, approximate their fair market value because of their short maturities.

Reclassifications

Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

3. **Basis for presentation of Prior Years Financial Statement**

The components which make up the financial statements of the prior years were presented in some cases in a different order, combined with another natural classification (e.g., Statement of Functional Expenses) and or stayed the same. These presentation adjustments were made in an effect to allow for comparative financial statements.

4. **Grant Receivable**

Grant receivable consist following as of June 30, 2020 and 2019:

	Total	
	2020	2019
City of NY Grants Receivable	-	63,632
DOHMH Receivable	3,500	-
NYC Census Grant Receivable	25,000	-
NYS Grant Receivable	11,250	15,000
Total	39,750	78,632

13

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

5. Property, Plant and Equipment

As of June 30, the balance consists of:

	2020	2019
Furniture and Equipment	11,041	5,656
Subtotal	11,041	5,656
Less: Accumulated Depreciation and Amortization	(911)	-
Total	10,130	5,656

6. Accrued Payroll and Vacation payable

Accrued payroll and related payroll tax amounted to $18,047 and $9,824 as of June 30, 2020 and 2019 respectively.

The balance for vacation payable was not accrued. India Home Inc.'s management does not consider it to be material amount, as most employees take their vacation by fiscal year end.

7. PPP (Paycheck Protection Program) Loan

PPP Loan consists of government grants administered by the Small Business Administration (SBA). The organization was approved for a Paycheck Protection Program loan of $57,400 on May 14, 2020, through the Coronavirus Aid, Relief, and Economic Security Act and administered by the SBA. This loan may be forgiven up to the full amount if requirements set by the Small Business Administration are met. Any amounts not forgiven are subject to interest at a fixed rate of 1% for a two year-term. Additionally, the organization received an Economic Injury Disaster Loan (EDIL) grant in the amount of $10,000. This loan-grant is an advance grant and recognized as revenue as other Income.

8. NFF (Nonprofit Finance Fund) Loan

The company has entered into an agreement with Nonprofit Finance Fund (NFF) on January 24, 2020 to secure working capital loan to support its operations due to COVID-19 pandemic for a sum of $100,000 for at 0% interest rate payable in 3 equal quarterly payments commencing December 24, 2021 until June 24, 2022. The loan payable is as follows.

Year Ending June 30:	
2021	$0
2022	$100,000

14

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

9. SBA (Small Business Administration) Loan

The organization was approved for a Small Business Administration (SBA) loan of $150,000 under Section 7(b) of the Small Business Act, as amended, a loan (SBA Loan#8177807403) on May 18, 2020. The loan accrues interest at 2.75% per annum from the date of loan advances. The repayment of Principal and interest of $641 monthly will begin 12 months from date of the loan and will be payable in 30 years from the date of the agreement. The loan payable for next five years is as follows

Year Ending June 30:	
2021	$538
2022	$3,279
2023	$3,371
2024	$3,464
2025	$3,862
Thereafter	$135,486

10. LENDonate Loan

The company has entered into an agreement with LENDonate CA LLC on April 29, 2020 to against the collateral of JP Morgan Chase Bank account number 3615561683 for a sum of $100,000 at 4% interest rate payable monthly. This loan was repaid in full on March 4, 2021.

11. Lease Commitments

a. Office Lease: The terms of the agreement provide for an escalation clause that adjusts annual base rentals. GAAP requires scheduled rent increases resulting from the escalation of base rentals be recorded as liability and amortized ratably so as to record rent expense on a straight-line basis over the term of the office lease agreement.

i) In January 2020, the Organization entered into a lease for office and program space with Jamaica Muslim Center Inc. Rent payments commenced in January 1, 2020. The lease is an operating lease and is to end on December 31, 2022. As of June 30, 2020, the minimum aggregate annual rentals are as follows:

Year Ending June 30:	
2021	$40,200
2022	$40,200
2023	$20,100

Total rent and related expenses charged to operations for the year ended June 30, 2020 was $35,100.

15

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

ii) In July 2020, the Organization entered into a lease for office and program space with Likhon @Jamaica Estates, LLC. Rent payments commenced in July 2020. The lease is an operating lease and is to end on August 27, 2020. As of June 30, 2020, the minimum aggregate annual rentals are as follows:

Year Ending June 30:	
2021	$12,000

Total rent and related expenses charged to operations for the year ended June 30, 2020 was $72,000.

12. Subsequent Event

Management evaluated potential subsequent events to the balance sheet date of June 30, 2020 through the date that the financial statements were available to be issued March 31, 2021. The Management has determined there are no subsequent events that require recognition or disclosure in these financial statements.

13. COVID-19

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses including religious organizations. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the association operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and business affected by the coronavirus pandemic.

As of June 30, 2020, the global pandemic is still ongoing. Management continues to monitor the results of operations to evaluate the economic impact of the pandemic on the Project. The Organization is not able to estimate the length or severity of this outbreak and the related financial impact. Additionally, management continues to pursue federal, state and local grants and resources to mitigate the potential negative impacts of the pandemic on operations.

India Home Inc.
Notes to Financial Statements
June 30, 2020 and 2019

14. Availability and Liquidity

The Organization maintains cash on hand to be available for its general expenditures, liabilities, and other obligations for on-going operations. As part of its liquidity management plan, the Organization relies on earned income and investment income to fund its operations and program activities.

Financial assets at year end	
Cash and cash equivalents	545,061
Accounts Receivable	39,750
Other Receivable	68,450
Financial assets available to meet cash needs for general expenditures within one year	653,261

As of June 30, 2020, there are no internal or external limits imposed on the Organization's financial assets

Harish Hathiwala
Certified Public Accountant